Exhibit 99

[LOGO OF HERSHEY FOODS CORPORATION APPEARS HERE]    Hershey foods NEWS

Corporate Communications  •  Hershey Foods Corporation  •100 Crystal A Drive  •Hershey, PA 17033
EMAIL: pr@hersheys.com  •  http://www/hersheys.com

Contact:
Christine M. Nelson
(717) 534-7631

Financial Contact:
James A. Edris
(717) 534-7556

Hershey Foods Acquires Brazilian Chocolate and Confectionery Business

HERSHEY, Pa., August 1, 2001 -- William F. Christ, Executive Vice President and Chief Operations Officer, Hershey Foods Corporation (NYSE: HSY), today announced that Hershey do Brasil, Hershey Foods’ Brazilian subsidiary, has acquired the chocolate and confectionery business of Visagis.

“This is a strategic purchase for Hershey Foods,” stated Christ. “This acquisition enables us to establish a manufacturing presence in South America, thereby reducing importation cost, increasing customer service and providing a platform for furthering our growth opportunities in the Southern regions of South America,” concluded Christ.

Included in the acquisition are the IO-IO brand of hazelnut créme items and the chocolate and confectionery products sold under the Visconti brand. The acquired products hold strong positions in the chocolate sprinkles (jimmies), hazelnut créme and Easter egg categories in the Brazilian market. Separately, Visagis will continue to sell cakes and bakery goods under the Visconti brand name.

This acquisition includes a manufacturing plant and confectionery equipment in Sao Roque, a city about 50 miles west of Sao Paulo. The operation will manufacture Hershey' s branded moulded chocolate confectionery products such as, bars and Hershey' s KISSES chocolates. The acquired local brands, with sales of approximately $20 million (U.S.), will complement the Hershey' s branded products to be manufactured there.

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Contact: Judy Hogarth: (717) 534-7631

Financial Contact: Jim Edris (717) 534-7556